SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Clive Burns
Clive Burns
Head of Group Secretariat

PRUDENTIAL PLC

NOTICE OF ANNUAL GENERAL MEETING 2011

& EXPLANATION

OF BUSINESS

This document is important and requires your immediate attention.

If you are in any doubt as to any aspect of the proposals referred to in this document or the action you should take, you should seek your own advice from a stockbroker, solicitor, accountant, or other independent professional adviser.

If you have sold or otherwise transferred all your shares in Prudential plc, please forward this document, but not the enclosed Form of Proxy, as soon as possible to the purchaser or transferee or to the person who arranged the sale or transfer so they can pass this document to the person who now holds the shares.

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and the Singapore Exchange Securities Trading Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

A Chinese translation of this document is available on request from Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

(HK Stock Code: 2378; SGX stock code: K6S)

PRUDENTIAL PLC

12 ARTHUR STREET

LONDON EC4R 9AQ

7 APRIL 2011

Dear Shareholder

Annual General Meeting of Prudential plc

I am pleased to write to you with details of this year’s Annual General Meeting (the Meeting) which is to be held in The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE at 11.00am London time (6.00pm Hong Kong/ Singapore time) on Thursday 19 May 2011. The formal Notice of Meeting is set out on pages 3 to 5 with explanatory notes on pages 6 to 9.

Whether or not you propose to attend the Meeting please complete the enclosed Form of Proxy in accordance with the instructions printed on the form and return it to Equiniti Limited, the Company’s registrar, or Capita Registrars, the Company’s Irish branch registrar, or Computershare Hong Kong, Investor Services Limited (Computershare Hong Kong), the Company’s Hong Kong branch registrar, (the address for each registrar is given in explanatory note 4 on page 10 of this circular), who must receive it no later than 11.00am London time (6.00pm Hong Kong/Singapore time) on Tuesday 17 May 2011. Any person holding shares through The Central Depository (Pte) Limited (‘CDP’) must submit the completed Form of Proxy to CDP, and should note that CDP must receive voting instructions by 5.00pm Singapore time on 10 May 2011 to allow it to collate voting instructions for onward transmission to Computershare Hong Kong by the deadline above.

This circular is being sent to shareholders, whether registered on the UK register, Irish branch register or Hong Kong branch register, and any person with shares of the Company standing to the credit of their CDP securities account.

As in previous years, we will call a poll on each resolution at the Meeting. This will ensure that we are able to engage with a greater number of shareholders by including the votes cast by shareholders who are not able to attend the Meeting in person.

Should you wish to view the annual report 2010 online it is available on the Company’s website www.prudential.co.uk

Recommendation

The directors consider that all the resolutions to be put to the Meeting are in the best interests of the Company and its shareholders as a whole and unanimously recommend shareholders to vote in favour of all the proposed resolutions. The directors intend to vote, in respect of their own beneficial holdings, in favour of all the proposed resolutions with the exception of resolution 23 where, in accordance with Rule 7.19(6) of the Hong Kong Listing Rules, the directors (excluding the independent non-executive directors) and their associates will abstain from voting for the reasons set out on page 7 of this document.

Yours sincerely

CHAIRMAN HARVEY MCGRATH

Prudential plc, Laurence Pountney Hill, London EC4R 0HH.

Incorporated and registered in England and Wales. Registered Office as above. Registered number 1397169.

Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated by the Financial Services Authority (FSA).

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NOTICE OF ANNUAL GENERAL MEETING 2011

Prudential plc (the Company), incorporated and registered in England and Wales (registered number 1397169) gives notice that the Annual General Meeting (the Meeting) of the Company for the year 2011 will be held in the Churchill Auditorium at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE at 11.00am London time (6.00pm Hong Kong/Singapore time) on Thursday 19 May 2011 for the transaction of the following business.

Shareholders will be asked to consider and pass the following resolutions. Resolutions 1 to 24 (inclusive) will be proposed as ordinary resolutions; resolutions 25 to 29 (inclusive) will be proposed as special resolutions. This means that for each of the resolutions to be passed as ordinary resolutions more than half of the votes cast must be in favour of the resolution. For each of the resolutions to be passed as special resolutions at least three-quarters of the votes cast must be in favour of the resolution.

The Meeting will consider and, if thought fit, pass the following resolutions as ordinary resolutions:

1 TO receive and consider the Directors’ Report and the Financial Statements for the year ended 31 December 2010 with the related Auditor’s Report;

2 TO approve the Directors’ Remuneration Report for the year ended 31 December 2010;

3 TO declare a final dividend of 17.24 pence per ordinary share of the Company for the year ended 31 December 2010, which shall be payable on 26 May 2011 to shareholders who are on the register of members at the close of business on

1 April 2011;

4 TO elect Sir Howard Davies as a director;

5 TO elect Mr John Foley as a director;

6 TO elect Mr Paul Manduca as a director;

7 TO elect Mr Michael Wells as a director;

8 TO re-elect Mr Keki Dadiseth as a director;

9 TO re-elect Mr Robert Devey as a director;

10 TO re-elect Mr Michael Garrett as a director;

11 TO re-elect Ms Ann Godbehere as a director;

12 TO re-elect Mrs Bridget Macaskill as a director;

13 TO re-elect Mr Harvey McGrath as a director;

14 TO re-elect Mr Michael McLintock as a director;

15 TO re-elect Mr Nicolaos Nicandrou as a director;

16 TO re-elect Ms Kathleen O’Donovan as a director;

17 TO re-elect Mr Barry Stowe as a director;

18 TO re-elect Mr Tidjane Thiam as a director;

19 TO re-elect Lord Turnbull as a director;

20 TO re-appoint KPMG Audit Plc as the Company’s auditor until the conclusion of the next general meeting at which the Company’s accounts are laid;

21 TO authorise the directors to determine the amount of the auditor’s remuneration;

4 NOTICE OF ANNUAL GENERAL MEETING 2011

NOTICE OF ANNUAL GENERAL MEETING 2011

CONTINUED

Political donations

22 THAT the Company and all companies that are its subsidiaries at any time during the period for which the resolution is effective be and are hereby generally and unconditionally authorised for the purposes of sections 366 and 367 of the Companies Act 2006 (2006 Act) to make donations to political organisations other than political parties and to incur political expenditure (as such terms are defined in sections 363 to 365 of the 2006 Act) up to a maximum aggregate sum of £50,000, as follows: (a) such authority shall, unless renewed, varied or revoked by the Company in general meeting prior to such time, expire at the earlier of 30 June 2012 or the conclusion of the Annual General Meeting to be held in 2012; and (b) the Company may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to political organisations and incur political expenditure in pursuance of such contracts or undertakings as if the said authority had not expired;

Renewal of authority to allot ordinary shares

23 THAT without prejudice to any other authority conferred on the directors by or pursuant to Article 14 of the Company’s Articles of Association, the authority conferred on the directors by Article 14 of the Company’s Articles of Association to allot generally and unconditionally relevant securities be renewed in respect of equity securities (as defined in section 560(1) of the 2006 Act) for a period expiring at the earlier of 30 June 2012 or the conclusion of the Annual General Meeting of the Company to be held in 2012 and for that period and purpose the section 551 amount in respect of the Company’s equity securities shall be: (A) £25,476,937 (such amount to be restricted to the extent that any allotments or grants are made under paragraphs (B) or (C) so that in total no more than £84,923,041 can be allotted); (B) £42,461,520 (when combined with any allotments made under paragraph (A) above and such amount to be restricted to the extent that any allotments or grants are made under paragraphs (A) or (C) so that in total no more than £84,923,041 can be allotted) in connection with:

(i) an offer or invitation:

(a) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and (b) to holders of other equity securities as required by the rights of those securities or as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; (ii) a scrip dividend scheme or similar arrangement implemented in accordance with the Company’s Articles of Association; and (C) £84,923,041 (such amount to be restricted to the extent that any allotments or grants are made under paragraphs (A) or (B) so that in total no more than £84,923,041 can be allotted) in connection with an offer by way of a rights issue: (i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and (ii) to holders of other equity securities as required by the rights of those securities or as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; (D) the amount allotted pursuant to the terms of any existing share scheme of the Company or any of its subsidiary undertakings adopted prior to the date of this meeting.

Extension of authority to allot ordinary shares to include repurchased shares

24 THAT the authority granted to the Board to allot relevant securities up to a total nominal value of £25,476,937 pursuant to paragraph (A) of resolution 23 set out above be extended by the addition of such number of ordinary shares of five pence each representing the nominal amount of the Company’s share capital repurchased by the Company under the authority granted pursuant to resolution 26 set out below, to the extent that such extension would not result in the authority to allot shares or grant rights to subscribe for or convert securities into shares pursuant to resolution 23 exceeding £42,461,520;

5

The Meeting will then consider and, if thought fit, pass the following resolutions as special resolutions: Renewal of authority for disapplication of pre-emption rights

25 THAT the directors be and are hereby authorised to allot equity securities (as defined in section 560(1) of the 2006 Act) for cash pursuant to the power conferred on the directors by Article 15 of the Company’s Articles of Association and/or to sell any ordinary shares held by the Company as treasury shares for cash as if section 561 of that Act did not apply to such allotment provided that (i) the maximum aggregate nominal amount of equity securities that may be allotted or sold pursuant to the authority under Article 15(b) is £6,369,234 and (ii) the authority conferred by this resolution shall expire at the earlier of 30 June 2012 or the conclusion of the Annual General Meeting of the Company to be held in 2012;

Renewal of authority for purchase of own shares

26 THAT the Company be and is hereby generally and unconditionally authorised, in accordance with section 701 of the 2006 Act, to make one or more market purchases (within the meaning of section 693(4) of the 2006 Act) of its ordinary shares of five pence each in the capital of the Company: (A) such authority to be limited: (i) to a maximum aggregate number of 254,769,379 ordinary shares; (ii) by the condition that the minimum price which may be paid for each ordinary share is five pence and the maximum price which may be paid for an ordinary share is the highest of: (a) an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased; and (b) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out, in each case exclusive of expenses; (B) such authority shall, unless renewed, varied or revoked prior to such time, expire at the earlier of 30 June 2012 and the conclusion of the Annual General Meeting of the Company to be held in 2012, save that the Company may before such expiry make a contract or contracts to purchase ordinary shares under the authority hereby conferred which would or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts as if the power conferred hereby had not expired; and

(C) all ordinary shares purchased pursuant to said authority shall be either: (i) cancelled immediately upon completion of the purchase; or (ii) be held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the 2006 Act;

Notice for general meetings

27 THAT a general meeting other than an Annual General Meeting may be called on not less than 14 clear days’ notice;

Share schemes

28 THAT clause 3.4 of the Rules of the Prudential International Savings Related Share Option Scheme which states ‘No Option shall be granted under the Scheme more than 20 years after the date on which the Scheme is approved by the Company’ is to be deleted and replaced in its entirety by the sentence ‘No Option shall be granted after May 2021’; and

29 THAT clause 5.1(c) of the Rules of the Prudential International Assurance Sharesave Plan which states ‘No Options shall be granted later than August 2019 unless the Parent Company in a general meeting shall have approved an extension of the term of the Plan’ is to be deleted and replaced in its entirety by the sentence ‘No Options shall be granted later than August 2019’.

By order of the Board of directors

Margaret Coltman

MARGARET COLTMAN

COMPANY SECRETARY

Prudential plc

Laurence Pountney Hill London

EC4R 0HH

Registered in England and Wales No. 1397169

7 April 2011

6 NOTICE OF ANNUAL GENERAL MEETING 2011 > EXPLANATORY NOTES

EXPLANATORY NOTES

Resolution 1: Annual Report 2010

The business of the Meeting will begin with a resolution to lay before shareholders the Annual Report 2010. Shareholders will have the opportunity to put questions on the Annual Report 2010 to the directors before this resolution is proposed to the Meeting. The Annual Report 2010 is available to view on the Company’s website. Shareholders may obtain a copy from the Company’s registrar, Equiniti, by calling 0871 384 2035 and quoting their shareholder reference number which may be found on the Form of Proxy. Copies of the Annual Report 2010 are also available for collection from CDP. For further information relating to the Meeting and to view the Annual Report 2010 and registrar details please refer to notes set out on pages 10 to 12 of the Notice.

Resolution 2:

Directors’ Remuneration Report

As in previous years, shareholders will have the opportunity to cast an advisory vote on the Directors’ Remuneration Report for the year ended 31 December 2010.

The report is set out in full on pages 124 to 148 of the Annual Report 2010.

Resolution 3:

Declaration of final dividend for 2010

Shareholders will be asked to approve the payment of a final dividend of 17.24 pence per ordinary share for the year ended 31 December 2010, as recommended by the directors. If approved, the recommended final dividend will be payable on 26 May 2011 to shareholders on the register of members at the close of business on the record date of 1 April 2011.

Resolution 4:

Election of Sir Howard Davies as a director

Shareholders will be asked to elect Sir Howard Davies as a director following his appointment by the Board with effect from

15 October 2010. Brief biographical details are included in the Appendix to this document and in the Annual Report 2010.

Resolution 5:

Election of Mr John Foley as a director

Shareholders will be asked to elect Mr John Foley as a director following his appointment by the Board with effect from

1 January 2011. Brief biographical details are included in the Appendix to this document and in the Annual Report 2010.

Resolution 6:

Election of Mr Paul Manduca as a director

Shareholders will be asked to elect Mr Paul Manduca as a director following his appointment by the Board with effect from

15 October 2010. Brief biographical details are included in the Appendix to this document and in the Annual Report 2010.

Resolution 7:

Election of Mr Michael Wells as a director

Shareholders will be asked to elect Mr Michael Wells as a director following his appointment by the Board with effect from 1 January 2011. Brief biographical details are included in the Appendix to this document and in the Annual Report 2010.

Resolutions 8 to 19: Re-election of directors

Directors appointed to the Board since the 2010 Annual General Meeting will stand for election for the first time and, in accordance with the provisions of the UK Corporate Governance Code, all other directors with the exception of Mr James Ross who has announced his intention to retire, will offer themselves for re-election at the Annual General Meeting to be held on

19 May 2011.

Brief biographical details of all directors standing for re-election are included in the Appendix and in the Annual Report 2010. The Board, supported by the work carried out by the Nomination Committee, is actively engaged in succession planning. The Board composition is regularly reviewed to ensure that the Board retains its effectiveness at all times. As a result of the work carried out over the last year and the evaluation of the effectiveness of the Board and its committees, the Board considers that the performance of all of its directors continues to be effective and that their experience and performance meet the demands of the business in line with the strategy of the Company. Mr Dadiseth and Mr Garrett have completed six-year terms as non-executive directors since their initial election by shareholders in 2005 and have been invited by the Board to serve as non-executive directors for a further term following a rigorous review in accordance with the requirements of the UK Corporate Governance Code.

The Board considers all of its non-executive directors to be independent in character and judgement. The Board recommends the election and re-election of all the directors.

Resolutions 20 and 21:

Re-appointment and remuneration of auditor

Shareholders will be asked to confirm the re-appointment of KPMG Audit Plc as the Company’s auditor to hold office until the conclusion of the Company’s 2012 Annual General Meeting and to grant authority to the directors to determine its remuneration.

Resolution 22: Political donations

The Companies Act 2006 (the 2006 Act), Part 14, restricts companies from making donations to political parties, other political organisations or independent election candidates and from incurring political expenditure without shareholders’ consent.

7

The Company has no intention of changing its current practice of not making donations to political parties and will not do so without the specific endorsement of its shareholders. However, the broad definitions used in the 2006 Act make it possible for the normal business activities of the Company, which might not be thought to be political expenditure or donations to political organisations in the usual sense, to be caught. The Company is not seeking authority to make donations to political parties or to independent election candidates and it does not believe there is a real risk of it inadvertently making such donations. The authority is being sought principally as a precaution to ensure that the Company’s normal business activities are within the 2006 Act. In accordance with guidance issued by the Association of British Insurers this approval is sought on an annual basis.

Therefore, this resolution, if passed, will renew the directors’ authority, until the 2012 Annual General Meeting (or, if earlier,

30 June 2012, being the latest date by which the Company must hold an Annual General Meeting in 2012) to make donations to political organisations and incur expenditure which might otherwise be caught by the terms of the 2006 Act, up to an aggregate amount of £50,000.

Resolutions 23 and 24:

Renewal of authority to allot ordinary shares

At last year’s Annual General Meeting, shareholders renewed a resolution giving the directors authority to allot ordinary shares or grant rights to subscribe for or convert any security into shares in the Company. That authority will expire at the conclusion of this year’s Meeting. Accordingly, the Notice includes a resolution to renew this authority. The resolution also needs to comply with the requirements of the Hong Kong Listing Rules as a result of the Company’s listing on the Hong Kong Stock Exchange. Paragraph (A) of resolution 23 is proposed to authorise the directors to allot shares or grant rights to subscribe for or convert any security into shares up to an aggregate nominal value of £25,476,937 (representing approximately 509,538,758 ordinary shares in the Company), such amount to be reduced to take into account amounts allotted or granted under paragraphs (B) and (C) of resolution 23. This amount, which is the maximum proportion of share capital directors may allot non-pre-emptively under the Hong Kong Listing Rules, represents approximately 20 per cent of the issued ordinary share capital of £127,384,689 as at 5 April 2011, the latest practicable date prior to the publication of this Notice.

Paragraph (B) of resolution 23 gives directors the authority to make allotments which exceed the 20 per cent authority under paragraph (A) of resolution 23 in connection with offers to ordinary shareholders or by way of share dividend. The Hong Kong Listing Rules do not permit the directors to allot, on a non pre-emptive basis, shares or rights to shares that would represent more than 20 per cent of the issued ordinary share capital as at the date on which the resolution granting them a general authority to allot (other than scrip) is passed. Paragraph (B) of resolution 23 applies these restrictions to the authority of the directors to make allotments exceeding the 20 per cent threshold. The authority sought in paragraph (B) of resolution 23 is up to an aggregate nominal value (when combined with any allotments made under the authority in paragraphs (A) and (C)) of £42,461,520 (representing approximately 849,230,414 ordinary shares in the Company), such amount to be reduced to take into account amounts allotted or granted under paragraphs (A) and (C) of resolution 23. This amount represents approximately one-third of the issued ordinary share capital of the Company as at

5 April 2011, the latest practicable date prior to the publication of this Notice, which is in line with guidance issued by the Association of British Insurers.

Paragraph (C) of resolution 23 is proposed to give directors additional authority in the case of a rights issue to allot equity securities in favour of ordinary shareholders up to an aggregate nominal amount equal to £84,923,041, representing approximately 1,698,460,829 ordinary shares, less the nominal amount of any shares issued under paragraphs (A) and (B). This amount (before any reduction) is approximately two-thirds of the issued ordinary share capital of the Company as at 5 April 2011, the latest practicable date prior to publication of this Notice, which is also in line with guidance issued by the Association of British Insurers.

Under Rule 7.19(6) of the Hong Kong Listing Rules, if a proposed rights issue would increase either the issued share capital or the market capitalisation of the Company by more than 50 per cent (on its own or when aggregated with any other rights issues or open offers announced within the previous 12 months), then the issue must ordinarily be made conditional on approval by shareholders in general meeting by a resolution on which the directors (excluding the independent non-executive directors) and their associates must abstain from voting. However, the Hong Kong Stock Exchange has granted a waiver to the Company from strict compliance with Rule 7.19(6) of the Hong Kong Listing Rules on 4 May 2010 in order to place the Company on an equal footing with other UK listed companies. The waiver has been granted on the basis that:

1. The Company will seek shareholders’ approval at each Annual General Meeting subsequent to the listing of its shares on the Hong Kong Stock Exchange by way of introduction on a rolling basis for the power to allot shares up to two-thirds of the existing issued share capital of the Company in line with the Association of British Insurers guidance explained above;

2. The Company will ensure that the directors (excluding the independent non-executive directors) and their associates will abstain from voting on the relevant resolution in their capacity as shareholders at each Annual General Meeting; and

3. If the Company were to make a further rights issue, the Company would not need to obtain shareholder approval under Rule 7.19(6) of the Hong Kong Listing Rules provided that: i. the market capitalisation of the Company will not increase by more than 50 per cent as a result of the proposed rights issue; and ii. the votes of any new directors appointed to the Board since the Annual General Meeting would not have made a difference to the outcome of the relevant resolution at the Annual General Meeting if they had been shareholders at the time and they had in fact abstained from voting.

8 NOTICE OF ANNUAL GENERAL MEETING 2011> EXPLANATORY NOTES

EXPLANATORY NOTES

CONTINUED

Under the Hong Kong Listing Rules the directors are required to seek authority from shareholders to allot shares and grant rights to subscribe for or convert any security into shares pursuant to the Company’s existing share schemes or those of its subsidiary undertakings. Paragraph (D) of resolution 23 seeks such authority for schemes adopted prior to the date of the Annual General Meeting.

The directors intend to use the authorities sought under resolution 23 following the exercise of options and awards under the share schemes. Otherwise, the authorities will give the directors flexibility to issue shares where they believe it is for the benefit of shareholders to do so. This renewed authority, which complies with institutional investment guidelines, will replace the current authority in respect of ordinary shares and will expire at the conclusion of the 2012 Annual General Meeting (or, if earlier,

30 June 2012).

As permitted by the Hong Kong Listing Rules, resolution 24 seeks to extend the directors’ authority to allot shares and grant rights to subscribe for or convert any security into shares pursuant to paragraph (A) of resolution 23 to include the shares repurchased by the Company under the authority to be sought by resolution 26.

Resolution 25:

Renewal of authority for disapplication of pre-emption rights

At last year’s Annual General Meeting, shareholders passed a special resolution giving the directors authority to allot equity securities for cash without first being required to offer such securities to existing shareholders in proportion to their existing holdings, by the limited disapplication of section 561 of the Act. That power will expire at the conclusion of this year’s Meeting. Accordingly, the Notice includes a resolution to renew this authority.

This authority only extends (apart from pre-emptive issues) to the issue of equity securities, including the sale of any ordinary shares held in treasury in accordance with the provisions of Chapter 6 of Part 18 of the 2006 Act. As at 5 April 2011 the Company held no treasury shares.

The authority is sought for a maximum nominal value of £6,369,234, representing approximately 127,384,689 ordinary shares in the Company, which is approximately five per cent of the total issued ordinary share capital of the Company at 5 April 2011. As regards rights issues and other pre-emptive issues, the directors believe the mechanics and delay of the procedure under section 561 are unduly restrictive and are therefore also seeking continuation of its disapplication in these circumstances. This renewed authority, which complies with institutional investment guidelines, will expire at the conclusion of the 2012 Annual General Meeting (or, if earlier, 30 June 2012).

The directors confirm their intention to adhere to the Principles of the Pre-Emption Group’s Statement regarding cumulative usage of authorities to allot equity securities for cash without offering them first to existing shareholders. These principles provide that usage in excess of 7.5 per cent of the Company’s ordinary share capital within a rolling 3-year period should not take place, other than to existing shareholders, without prior consultation with shareholders. The Company confirms that its use of such authorities has not exceeded this 7.5 per cent limit over the last three years.

Resolution 26:

Renewal of authority for purchase of own shares

The directors consider that there may be circumstances in which it would be desirable for the Company to purchase its own shares in the market. Although the directors have no immediate plans to make such purchases, they would like to be able to act if circumstances arose in which they considered such purchases to be desirable. Purchases would only be made if their effect would be to increase earnings per share and they would be for the benefit of shareholders generally. No purchases of shares will be conducted on the Hong Kong Stock Exchange.

Accordingly, this resolution is proposed to authorise the Company to make market purchases of its ordinary shares up to a maximum nominal value of £12,738,468, representing 254,769,379 ordinary shares which is approximately 10 per cent of the Company’s issued share capital at 5 April 2011, at prices not lower than 5 pence per ordinary share and not exceeding the highest of (i) 105 per cent of the average middle market value of an ordinary share for the five business days preceding the date of purchase and (ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out.

The Company may retain any shares it purchases as treasury shares with a view to possible re-issue at a future date or may cancel the shares. If the Company were to purchase any of its own ordinary shares it would consider holding them as treasury shares pursuant to the authority conferred by this resolution. This would enable the Company to re-issue such shares quickly and cost-effectively and would provide the Company with additional flexibility in the management of its capital base. The directors have no immediate plans to exercise this authority which will expire at the conclusion of the 2012 Annual General Meeting (or, if earlier, 30 June 2012).

The Company has options and awards outstanding over 19,560,410 ordinary shares, representing 0.8 per cent of the Company’s ordinary issued share capital as at 5 April 2011 (the latest practicable date prior to the publication of this document). If the existing authority given at the 2010 Annual General Meeting and the authority sought by this resolution 26 were to be fully used these outstanding options would represent 1.0 per cent of the Company’s ordinary issued share capital at that date.

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Resolution 27:

Notice for general meetings

Changes made to the 2006 Act by the Companies (Shareholder Rights) Regulations 2009 (the Shareholders’ Rights Regulations) increase the notice period required for general meetings of companies to 21 days unless a company offers shareholders an electronic voting facility and shareholders approve a shorter notice period, which cannot however be less than 14 clear days. Annual General Meetings will continue to be held on at least 21 clear days’ notice.

Prior to the Shareholders’ Rights Regulations, which came into force on 3 August 2009, the Company was able to call general meetings, other than its Annual General Meeting, on 14 clear days’ notice without obtaining shareholder approval. Approval was sought and received from shareholders at the last Annual General Meeting and in order to preserve this ability, resolution 27 seeks renewal of the approval for a notice period of 14 days to apply to general meetings. The shorter notice period will not be used as a matter of routine but only where flexibility is merited by the business of the meeting and is thought to be to the advantage of shareholders as a whole. The approval will be effective until the next Annual General Meeting when it is intended that a similar resolution will be proposed.

Resolutions 28 and 29:

Amendments to the rules of the Prudential

International Savings Related Share Option Scheme and the Prudential International Assurance Sharesave Plan

As disclosed in the Listing Document dated 17 May 2010 for the purpose of listing the Company’s shares by way of introduction on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange granted the Company a waiver from strict compliance with certain requirements of Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited which apply to, amongst others, the Prudential International Savings Related Share Option Scheme (the ‘International SAYE Scheme’) and the Prudential International Assurance Sharesave Plan (the ‘Irish SAYE Scheme’). Pursuant to the waiver granted by the Hong Kong Stock Exchange, amongst other conditions imposed, the International SAYE Scheme and the Irish SAYE Scheme may have a life exceeding 10 years provided that the Company will amend the rules of the International SAYE Scheme and the Irish SAYE Scheme at the Meeting so that their respective terms will not be more than 10 years.

10 NOTICE OF ANNUAL GENERAL MEETING 2011 > NOTES TO NOTICE OF MEETING

NOTES TO NOTICE OF MEETING

1 Members are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the Meeting. A shareholder may appoint more than one proxy in relation to the Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. Where more than one proxy is appointed, members must specify the number of shares each proxy is entitled to exercise. A proxy need not be a shareholder of the Company.

2 Members’ attention is drawn to the Form of Proxy accompanying this Notice. A proxy may be appointed by any of the following methods:

• Completing and returning the enclosed Form of Proxy;

• For members on the UK register, electronic proxy appointment by logging onto the website of Equiniti, the Company’s registrar, at www.sharevote.co.uk. Shareholders will need their Voting ID, Task ID and Shareholder Reference Number, which are printed on the face of the accompanying Form of Proxy. Full details of the procedures are given on the website. Alternatively, if you have already registered with Equiniti’s on-line portfolio service Shareview, you may submit your proxy vote by logging onto your portfolio at www.shareview.co.uk and clicking on the link to vote under your Prudential holding details.

Instructions are given on the website; or • if you are a member of CREST, by using the CREST electronic appointment service.

IMPORTANT: Whichever method you choose, your instructions or Form of Proxy must be received by the registrar no later than 11.00am London time (6.00pm Hong Kong/Singapore time) on Tuesday 17 May 2011. Any person holding shares through CDP must submit the completed Form of Proxy to CDP, and should note that CDP must receive voting instructions by 5.00pm Singapore time on

10 May 2011 to allow it to collate voting instructions for onward transmission to Computershare Hong Kong, the Hong Kong branch share registrar, by the deadline above.

3 If you are a registered shareholder and do not have a Form of Proxy and believe that you should have one, or if you require additional forms, or would like to request a hard copy of the Annual Report please contact Equiniti on 0871 384 2035 or Computershare Hong Kong on + (852) 2862 8555. Calls to Equiniti on this number are charged at 8p per minute from a BT landline. Other telephony provider costs may vary. Please contact +44 121 415 7026 for the Equiniti overseas helpline if you are calling from outside the UK. Lines at Equiniti are open from 8.30am to 5.30pm UK time Monday to Friday.

4 To be valid any Form of Proxy or other instrument appointing a proxy must be received by post or by hand (during normal business hours only) at Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6GJ no later than

11.00am London time (6.00pm Hong Kong/Singapore time) on Tuesday 17 May 2011 or at Computershare Hong Kong

Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong no later than 11.00am London time (6.00pm Hong Kong/Singapore time) on Tuesday 17 May 2011. Shareholders who hold their shares on the Irish branch register should return their completed proxies to Capita Registrars, PO Box 7117, Dublin 2, Ireland or by hand (during normal business hours) to Capita Registrars, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland so as to be received no later than 11am London time on Tuesday 17 May 2011. Any person holding shares through CDP must submit the completed Form of Proxy to CDP, and should note that CDP must receive voting instructions by 5.00pm Singapore time on 10 May 2011 to allow it to collate voting instructions for onward transmission to Computershare Hong Kong, the Hong Kong branch share registrar, by the deadline above.

5 The return of a completed Form of Proxy, other such instrument or any CREST Proxy Instruction (as described in paragraph 11 below) will not prevent a shareholder attending the Annual General Meeting and voting in person if he/she wishes to do so.

6 Any person to whom this Notice is sent who is a person nominated under section 146 of the 2006 Act to enjoy information rights (a Nominated Person) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

7 The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 1, 2, 3 and 4 above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by registered shareholders of the Company.

8 To be entitled to attend and vote at the Meeting (and for the purpose of the determination by the Company of the votes they may cast), you must either be registered in the Register of Members of the Company as at 6.00pm London time on Tuesday 17 May 2011 (or, in the event of any adjournment, 6.00pm London time two days prior to the adjourned meeting) or be registered in CDP’s register as at 5.00pm Singapore time on 10 May 2011 (or, in the event of an adjournment, 5.00pm Singapore time nine days prior to the adjourned meeting). Changes to the Register of Members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the Meeting.

9 As at 5 April 2011 (being the latest practicable day prior to the publication of this Notice) the Company’s issued share capital consists of 2,547,693,792 ordinary shares, carrying one vote each. Therefore, the total voting rights in the Company as at 5 April 2011 are 2,547,693,792. The Company does not hold any shares in treasury.

10 CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

11 In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications, and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear.com/CREST). The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID RA19) by 11.00am London time on 17 May 2011. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

12 CREST members and, where applicable, their CREST sponsors, or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

13 The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

14 Any corporation which is a member may appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.

15 Under section 527 of the 2006 Act members meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the Meeting; or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the 2006 Act. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the 2006 Act. Where the Company is required to place a statement on a website under section 527 of the 2006 Act, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the Meeting includes any statement that the Company has been required under section 527 of the 2006 Act to publish on a website.

16 Any member or their proxy attending the Meeting in person or by proxy has the right to ask questions. The Company must provide an answer to any such question relating to the business being dealt with at the Meeting but no such answer need be given if (a) to do so would interfere unduly with the preparation for the Meeting or involve the disclosure of confidential information, (b) the answer has already been given on a website in the form of an answer to a question, or (c) it is undesirable in the interests of the Company or the good order of the Meeting that the question be answered.

17 A copy of this notice and other information required by section 311A of the 2006 Act, may be found at www. prudential.co.uk/prudential-plc/investors/agminfo/2011

18 The Company will continue its practice of calling a poll on all resolutions at the Meeting. The provisional voting results, which will include all votes cast for and against each resolution at the Meeting, and all proxies lodged prior to the Meeting, which will include votes cast for and against each resolution, will be announced at the Meeting and confirmed on the Company’s website as soon as practicable after the Meeting. The Company will also disclose the number of votes withheld at the Meeting and on its website. This practice provides shareholders present with sufficient information regarding the level of support and opposition to each resolution and ensures all votes cast either at the meeting or through proxies are included in the result.

19 You may not use any electronic address provided either in this Notice of Meeting or any related documents (including the Form of Proxy) to communicate with the Company for any purposes other than those expressly stated.

12 NOTICE OF ANNUAL GENERAL MEETING 2011 > NOTES TO NOTICE OF MEETING

NOTES TO NOTICE OF MEETING

CONTINUED

Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours at Laurence Pountney Hill, London, EC4R 0HH, the registered office of the Company, on Mondays to Fridays (public holidays excepted) from the date of this Notice and at the place of the Meeting, The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE, from 10.45am on 19 May 2011 until the conclusion of the Meeting: • copies of the service contracts and details of other benefits between the Prudential Group and the executive directors; • copies of the letters of appointment and details of other benefits between the Company and the non-executive directors; and • a copy of the letter of appointment and details of other benefits between the Company and the Chairman.

The above documents will also be displayed at the offices of Slaughter and May, 47th floor, Jardine House, One Connaught Place, Central, Hong Kong.

Board of directors

As at the date of this document, the Board of directors of the Company comprises:

Chairman:

Harvey Andrew McGrath

Executive directors:

Cheick Tidjane Thiam, Nicolaos Andreas Nicandrou, Robert Alan Devey, John William

Foley,

Michael George Alexander McLintock, Barry Lee Stowe, Michael Andrew Wells

Independent non-executive directors:

Keki Bomi Dadiseth, Howard John Davies,

Michael William Oliver Garrett, Ann Frances Godbehere, Bridget Ann Macaskill, Paul Victor Falzon Sant Manduca, Kathleen Anne O’Donovan, James Hood Ross, Lord Andrew Turnbull

Independence of Mr. McGrath

Mr McGrath has been described as an independent non-executive director as well as the Chairman in all Hong Kong corporate communications since the Company’s shares were listed on the Hong Kong Stock Exchange. However, Mr McGrath is not described as ‘independent’ in UK corporate communications since the UK Corporate Governance Code states that ‘the chairman should, on appointment, meet the independence criteria…, but thereafter the test of independence is not appropriate in relation to the chairman.’ As the test of independence is not appropriate in relation to the Chairman under the UK Corporate Governance Code, and to ensure a consistent approach in how the Chairman is described in all corporate communications, the Chairman has not been asked to provide confirmation of his independence for the purposes of the Hong Kong Listing Rules for year 2010 and will not be asked to do so in future. Accordingly, the Chairman will no longer be listed as independent in Hong Kong corporate communications. However, there will be no change in the day-to-day function of the Chairman within the Company.

NOTICE OF ANNUAL GENERAL MEETING 2011> APPENDIX 13

APPENDIX

Biographies of directors

CHAIRMAN AND CHAIRMAN OF THE NOMINATION COMMITTEE

Harvey McGrath was appointed as an independent non-executive director of Prudential in September 2008 and became the Chairman and Chairman of the Nomination Committee in January 2009. Harvey has a long and distinguished career in the international financial services industry, having started his career at Chase Manhattan Bank in London and New York. From 1980 to 2007 he worked for the Man Group, first as Treasurer, then Finance Director, then President of Man Inc. in New York before being appointed as Chief Executive of Man Group plc in London in 1990 and then Chairman in 2000. He left Man Group in 2007.

Harvey is also Chairman of the London Development Agency which works for the Mayor of London coordinating economic development and regeneration across London and is Vice Chairman of the London Skills and Employment Board which is tasked with developing a strategy for adult skills in London. He is the former Chairman of both London First and the East London Business Alliance.

Harvey is a trustee of a number of charities including New Philanthropy Capital, a research based charity which gives advice and guidance to donors and charities; the Royal Anniversary Trust which operates the Queen’s Anniversary Prizes for Higher and Further Education; Children and Families Across Borders (CFAB), which protects the rights and welfare of children and vulnerable adults across borders; icould, an online careers resource; and the Prince’s Teaching Institute, which promotes subject based professional development for teachers. Age 59.

TIDJANE THIAM

GROUP CHIEF EXECUTIVE

Tidjane Thiam has been an executive director of Prudential since March 2008. He was the Chief Financial Officer until September 2009, and became Group Chief Executive in October 2009. Tidjane was previously Chief Executive Officer, Europe at Aviva where he worked from 2002 to 2008 and held successively the positions of Group Strategy and Development Director and Managing Director, Aviva International. Tidjane spent the first part of his professional career with McKinsey & Company in Paris, London and New York, serving insurance companies and banks. He then spent a number of years in Africa where he was Chief Executive and later Chairman of the National Bureau for Technical Studies and Development in Côte d’Ivoire and a cabinet member as Secretary of Planning and Development. Tidjane returned to France to become a partner with McKinsey

& Company as one of the leaders of their Financial Institutions practice before joining Aviva in 2002.

Tidjane was a non-executive director of Arkema in France until November 2009. He is a member of the Board of the Association of British Insurers (ABI), a member of the International Business Council (IBC) of the World Economic Forum (WEF) and a

member of the Council of the Overseas Development Institute (ODI) in London. In January 2011, he was appointed to chair the G20 High Level Panel for Infrastructure Investment until the November 2011 G20 Summit. Tidjane sits on the Africa Progress Panel chaired by Kofi Annan and is a sponsor of Opportunity International. Age 48.

NICOLAOS NICANDROU ACA

CHIEF FINANCIAL OFFICER

Nicolaos Nicandrou (Nic) has been an executive director of Prudential and Chief Financial Officer since October 2009. Before joining Prudential, he worked at Aviva, where he held a number of senior finance roles, including Norwich Union Life Finance Director and Board Member, Aviva Group Financial Control Director, Aviva Group Financial Management and Reporting Director and CGNU Group Financial Reporting Director. Nic started his career at PricewaterhouseCoopers where he worked in both London and Paris. Age 45.

ROBERT DEVEY

EXECUTIVE DIRECTOR

Robert Devey (Rob) has been an executive director of

Prudential and Chief Executive, Prudential UK and Europe since November 2009. Rob joined Prudential from Lloyds Banking Group where he worked since 2002 in a number of senior leadership roles across insurance and retail banking including Managing Director, Direct Channels UK Retail Banking, Managing Director of HBOS Financial Services and Managing Director of HBOS General Insurance. Prior to joining HBOS, Rob was a consultant with the Boston Consulting Group (BCG) in the UK, US and Europe working in financial services. Age 42.

JOHN FOLEY

EXECUTIVE DIRECTOR

John Foley was appointed an executive director of Prudential and Group Chief Risk Officer in January 2011. He joined Prudential as Deputy Group Treasurer in 2000 before being appointed Managing Director, Prudential Capital (formerly Prudential Finance (UK)) and Group Treasurer in 2001. He was appointed Chief Executive of Prudential Capital and to the Group Executive Committee in 2007. Prior to joining Prudential, John spent three years with National Australia Bank as General Manager, Global Capital Markets. John began his career at Hill Samuel & Co Limited where, over a 20 year period, he worked in every division of the bank, culminating in senior roles in risk, capital markets and treasury of the combined TSB and Hill Samuel Bank. Age 54.

MICHAEL McLINTOCK

EXECUTIVE DIRECTOR

Michael McLintock has been an executive director of Prudential since September 2000. He is also Chief Executive of M&G, a position he held at the time of M&G’s acquisition by Prudential in 1999. Michael joined M&G in 1992. He previously also served on the board of Close Brothers Group plc as a non-executive director from 2000 to 2008. Since October 2008 he has been a Trustee of the Grosvenor Estate. Age 50.

14 NOTICE OF ANNUAL GENERAL MEETING 2011 > APPENDIX

APPENDIX

CONTINUED

BARRY STOWE

EXECUTIVE DIRECTOR

Barry Stowe has been an executive director of Prudential since November 2006 and Chief Executive, Prudential Corporation Asia since October 2006. He has also been a director of the Life Insurance Marketing Research Association (LIMRA) and the Life Office Management Association (LOMA) since October 2008, and a member of the Board of Visitors of Lipscomb University since May 2009. Previously, Barry was President, Accident & Health Worldwide for AIG Life Companies. He joined AIG in 1995 and prior to that was President and CEO of Nisus, a subsidiary of Pan-American Life, from 1992 to 1995.

Before joining Nisus, Barry spent 12 years at Willis Corroon in the US. Age 53.

MICHAEL WELLS

EXECUTIVE DIRECTOR

Michael Wells (Mike) has been an executive director of Prudential since January 2011 when he succeeded Clark Manning as President and CEO of Jackson National Life Insurance Company (Jackson). Mike has served in a variety of senior and strategic positions at Jackson over the last 15 years, including President of Jackson National Life Distributors. Mike has been Vice Chairman and Chief Operating Officer of Jackson for the last nine years. During this period he has led the development of Jackson’s highly profitable variable annuity business and been responsible for IT, strategy, operations, communications, distributions, Curian and the retail broker dealers. Age 50.

NON-EXECUTIVE DIRECTORS

KEKI DADISETH FCA

INDEPENDENT NON-EXECUTIVE DIRECTOR AND MEMBER OF THE REMUNERATION COMMITTEE

Keki Dadiseth has been an independent non-executive director of Prudential since April 2005. Keki is a member of the Remuneration Committee and was a member of the Audit Committee from 2005 to 2007. During 2006 he was appointed as a non-executive director of ICICI Prudential Life Assurance Company Limited and ICICI Prudential Trust Limited. Keki is also a director of Britannia Industries Limited, Piramal Healthcare Limited, Siemens Limited, The Indian Hotels Company Limited and Godrej Properties Limited, all of which are quoted on the Bombay Stock Exchange. In addition, he acts as advisor to Goldman Sachs, Fleishman-Hillard Inc and Oliver Wyman Limited, and as a trustee for a number of Indian charities. Keki is the non-executive Chairman of Omnicom India Marketing Advisory Services Private Limited, an unquoted Indian company and is also a board member of various other unquoted Indian companies. He serves as Chairman of Sony India Pvt Ltd and is a Senior Advisor to Sony Group in India.

Before he retired from Unilever in 2005, Keki was Director, Home and Personal Care, responsible for the HPC business of Unilever worldwide, a Board member of Unilever PLC and Unilever N.V., and a member of Unilever’s Executive Committee. He joined Hindustan Lever Ltd in India in 1973 and in 1987 he joined the Board of Hindustan Lever and became Chairman in 1996. Age 65.

SIR HOWARD DAVIES INDEPENDENT NON–EXECUTIVE DIRECTOR, CHAIRMAN OF THE RISK COMMITTEE AND MEMBER OF THE AUDIT COMMITTEE

Sir Howard has been an independent non-executive director of Prudential and Chairman of the Risk Committee since October 2010. He joined the Audit Committee in November 2010. Sir Howard has been the Director of the London School of Economics and Political Science (LSE) since September 2003 and will step down on 28 April 2011. Prior to joining the LSE he was Chairman of the Financial Services Authority, the UK’s financial regulator. He is also a director of Morgan Stanley Inc, an external adviser to the Government Investment Corporation of Singapore and a member of the International Advisory Board of the China Banking Regulatory Commission. Age 60.

MICHAEL GARRETT

INDEPENDENT NON– EXECUTIVE DIRECTOR AND MEMBER OF THE REMUNERATION COMMITTEE

Michael Garrett has been an independent non-executive director of Prudential and a member of the Remuneration Committee since September 2004. He worked for Nestlé from 1961 becoming Head of Japan from 1990 to 1993 and then Zone Director and Member of the Executive Board, responsible for Asia and Oceania. In 1996 his responsibilities were expanded to include Africa and the Middle East. Michael retired as Executive Vice President of Nestlé in 2005. He served the Government of Australia as Chairman of the Food Industry Council and as a Member of the Industry Council of Australia, and was also a member of the Advisory Committee for an APEC (Asia-Pacific Economic Cooperation) Food System, a Member of The Turkish Prime Minister’s Advisory Group and the WTO (World Trade Organization) Business Advisory Council in Switzerland.

Michael remains a director of Nestlé in India and was appointed Chairman of the Evian Group in 2001, a think tank and forum for dialogue promoting free trade. He also serves as a non-executive director on the Boards of the Bobst Group in Switzerland, Hasbro Inc. in the USA, and Gottex Fund Management Holdings Limited in Guernsey. In addition, he is a member of the Development Committee of the International Business Leaders Forum (IBLF), as well as a Member of the Swaziland International Business Advisory Panel under the auspices of the Global Leadership Foundation (GLF) London. Age 68.

ANN GODBEHERE FCGA

INDEPENDENT NON–EXECUTIVE DIRECTOR, CHAIRMAN OF THE AUDIT COMMITTEE AND MEMBER OF THE RISK COMMITTEE

Ann Godbehere has been an independent non-executive director of Prudential since August 2007. She has been a member of the Audit Committee since October 2007 becoming its Chairman in October 2009 and joined the Risk Committee in November 2010. Ann began her career in 1976 with Sun Life of Canada, joining Mercantile & General Reinsurance Group in 1981, where she held a number of management roles rising to Senior Vice President and Controller for life and health and property/casualty businesses in North America in 1995. In 1996 Swiss Re acquired Mercantile & General Reinsurance Group and Ann became Chief Financial Officer of Swiss Re Life & Health, North America.

In 1997 she was made Chief Executive Officer of Swiss Re Life & Health, Canada. She moved to London as Chief Financial Officer of Swiss Re Life & Health Division in 1998 and joined the Property & Casualty Business Group, based out of Zurich, as Chief Financial Officer on its establishment in 2001. From 2003 until February 2007, Ann was Chief Financial Officer of the Swiss Re Group.

Ann is also a non-executive director of Rio Tinto plc, Rio Tinto Limited, UBS AG, Ariel Holdings Limited, Atrium Underwriting Group Limited and Atrium Underwriters Limited. From its nationalisation in 2008 until January 2009 Ann was Interim Chief Financial Officer and Executive Director of Northern Rock. Age 55.

BRIDGET MACASKILL

INDEPENDENT NON–EXECUTIVE DIRECTOR, CHAIRMAN OF THE REMUNERATION COMMITTEE AND MEMBER OF THE NOMINATION COMMITTEE

Bridget Macaskill has been an independent non-executive director of Prudential since September 2003. Bridget rejoined the Board of Prudential having resigned in 2001 as a result of a potential conflict of interest. She has been a member of the Remuneration Committee since 2003 and became its Chairman in May 2006. Bridget has also been a member of the Nomination Committee since March 2004.

Bridget joined First Eagle Investment Management, LLC, (formerly Arnhold and S. Bleichroeder Advisers, LLC), a US based investment management firm, as President and Chief Operating Officer in February 2009 and became Chief Executive Officer in February 2010. She is a trustee of the TIAA-CREF funds and was previously also a non-executive director of the Federal National Mortgage Association – Fannie Mae from 2005 to 2008, Scottish & Newcastle PLC from 2004 to 2008 and J Sainsbury Plc from 2002 to 2006. Prior to that she spent 18 years at Oppenheimer Funds Inc, a major New York based investment management company, the final 10 years of which she was Chief Executive Officer. Age 62.

PAUL MANDUCA

SENIOR INDEPENDENT DIRECTOR AND MEMBER OF THE AUDIT, REMUNERATION AND NOMINATION COMMITTEES

Paul Manduca has been an independent non-executive director of Prudential since October 2010 and succeeded James Ross as the Board’s Senior Independent Director in January 2011. He joined the Audit and Remuneration Committees in November 2010 and became a member of the Nomination Committee in January 2011.

Paul was appointed as a non-executive director of Wm Morrison Supermarkets Plc (Morrisons) in September 2005. He was the Senior Independent Director, a member of the Nomination Committee and Chairman of the Remuneration Committee of Morrisons. He previously chaired the Audit Committee and stepped down from the Board of Morrisons in March 2011. He is also Chairman of Aon Limited, a non-executive director and

Chairman of the Audit Committee of KazmunaiGas Exploration & Production Plc, Chairman of Henderson Diversified Income Limited and a director of JPM European Smaller Companies Investment Trust Plc. Paul was a director of Development Securities plc until March 2010, Chairman of Bridgewell Group plc until 2007 and a director of Henderson Smaller Companies Investment Trust plc until 2006. Paul was European CEO of Deutsche Asset Management from 2002 to 2005, global CEO of Rothschild Asset Management from 1999 to 2002 and founding CEO of Threadneedle Asset Management Limited from 1994 to 1999 when he was also a director of Eagle Star and Allied Dunbar. Paul is a member of the Securities Institute. Age 59.

KATHLEEN O’DONOVAN ACA

INDEPENDENT NON–EXECUTIVE DIRECTOR AND MEMBER OF THE AUDIT AND NOMINATION COMMITTEES

Kathleen O’Donovan has been an independent non-executive director of Prudential since May 2003. She has been a member of the Audit Committee since 2003 and was its Chairman from May 2006 until September 2009. Kathleen joined the Nomination Committee in November 2010. Kathleen is also a director and Chairman of the Audit Committee of Trinity Mirror plc, the Senior Independent Director and Chairman of the Audit Committee of ARM Holdings plc and Chairman of the Invensys Pension Scheme. Previously, Kathleen was a non-executive director and Chairman of the Audit Committees of Great Portland Estates PLC, EMI Group plc and the Court of the Bank of England, and a non-executive director of O2 plc. From 1991 to 2002, Kathleen was Chief Financial Officer of BTR and Invensys and prior to that she was a partner at Ernst & Young. Age 53.

LORD TURNBULL KCB CVO

INDEPENDENT NON-EXECUTIVE DIRECTOR AND MEMBER OF THE RISK AND REMUNERATION COMMITTEES

Lord Turnbull has been an independent non-executive director of Prudential since May 2006. He joined the Risk Committee and the Remuneration Committee in November 2010. From January 2007 to November 2010 he was a member of the Audit Committee. He entered the House of Lords as a Life Peer in 2005. In 2002, he became Secretary of the Cabinet and Head of the Home Civil Service until he retired in 2005. Prior to that he held a number of positions in the Civil Service, including Permanent Secretary at HM Treasury; Permanent Secretary at the Department of the Environment (later Environment, Transport and the Regions); Private Secretary (Economics) to the Prime Minister; and Principal Private Secretary to Margaret Thatcher and then John Major. He joined HM Treasury in 1970. Lord Turnbull is Chairman of BH Global Limited and a non-executive director of Frontier Economics Limited and The British Land Company PLC, and was formerly a non-executive director of the Arup Group from 2006 to 2007. He also worked part-time as a Senior Adviser to the London partners of Booz and Co (UK) until February 2011. Age 66.

16 NOTICE OF ANNUAL GENERAL MEETING 2011 > APPENDIX

APPENDIX CONTINUED

None of the directors standing for election or re-election has any relationship with any other director, member of senior management or substantial or controlling shareholder of the Company. The biographical information in respect of each of these directors complies with the disclosure requirements as set out in the Hong Kong Listing Rules. As such, there are no other matters that need to be brought to the attention of holders of securities of the Company and no other information to be disclosed pursuant to the requirements of Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules.

Interests in the share capital of the Company

As at 5 April 2011, being the latest practicable date prior to the publication of this document, the directors standing for election and re-election held the following interests in the ordinary share capital of the Company. These interests include shares acquired under the Share Incentive Plan, deferred annual incentive awards and interests in shares awarded on appointment. All interests are beneficial. For further information please refer to the Directors' Remuneration Report in the Annual Report 2010.

Directors' interests in shares, options and awards

	Interests in ordinary shares	Interests in ordinary shares under option	Option exercise price	Option exercise periods
K B Dadiseth	31,447			
H J Davies	1,112			
R Devey	123,248			
J W Foley	535,386	2,953	551p	1 June 2013 – 30 November 2013
M W O Garrett	37,649			
A F Godbehere	15,216			
B A Macaskill	44,565			
P V F S Manduca	1,797			
H A McGrath	300,082			
M G A McLintock	704,739			
N A Nicandrou	164,705			
K A O'Donovan	23,901			
B L Stowe	365,237			
C T Thiam	633,187	1,705	551p	1 June 2011 – 30 November 2011
A Turnbull	16,101			
M A Wells	435,372			

None of the directors standing for election or re-election has an interest in the Company's loan stock, nor the shares or loan stock of any subsidiary or associated undertaking of the Group.

Current basic annual fees for non-executive directors are £66,500 with additional fees for ordinary membership or chairmanship of a Board Committee as follows:

Committee	Ordinary membership (£)	Chairmanship (£)
Audit	20,000	50,000
Risk	20,000	50,000
Remuneration	10,000	22,500

Harvey McGrath is the Chairman of the Company. He receives an annual base fee of £500,000, which is an all-inclusive fee. Paul Manduca is the Senior Independent Director of the Company and he receives a fee of £30,000 in addition to his Board and Committee fees.

Salary levels for executive directors are reviewed annually by the Remuneration Committee taking account of the latest available market data. Any increases in annual base salary are normally effective from 1 January of the relevant year. There was no increase in base salaries at 1 January 2011. The annual base salary levels of executive directors standing for election or re-election were as follows:

	1 January 2010	1 January 2011
R A Devey	£550,000	£550,000
J W Foley	£550,000*	£550,000
M G A McLintock	£350,000	£350,000
N A Nicandrou	£550,000	£550,000
B L Stowe	HK$8,000,000	HK$8,000,000
C T Thiam	£900,000	£900,000
M A Wells	US$1,000,000*	US$1,000,000

* Base salary at date of appointment as a director on 1 January 2011.

In addition, the executive directors are eligible to receive a discretionary annual bonus and a long term incentive award as described more fully in the Directors' Remuneration Report on pages 124 to 148 of the Annual Report 2010.

Prudential plc
Registered office
Laurence Pountney Hill
London EC4R 0HH

For information, visit
www.prudential.co.uk

Registered in England and Wales 1397169